UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             Date: December 9, 2003

                        Commission File Number  01-18898
                                               ----------

                                   ROYAL AHOLD
                 -----------------------------------------------
                 (Translation of registrant's name into English)

               Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands
               ---------------------------------------------------
                    (Address of principal executive offices)




     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F   X             Form 40-F
                                 ---                       ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                       No    X
                              ---                       ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

     On December 9, 2003, Koninklijke Ahold N.V. ("Royal Ahold" or the "Company") delivered a notice to certain of its directors and executive officers regarding the end of the blackout period under which such directors and executive officers were prohibited from trading in the Company's equity securities. A copy of the notice is attached hereto as Exhibit 99.1.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        KONINKLIJKE AHOLD N.V.

                                        /s/ H.R. Ryopponen
                                        -------------------------------------
Date:  December 11, 2003                By:     H.R. Ryopponen
                                        Title:  Executive Vice President and CFO

                                LIST OF EXHIBITS



The following exhibit has been filed as part of this Form 6-K:


Exhibit   Description
-------   -----------

99.1 December 9, 2003, notice of end of blackout period delivered by Royal Ahold to certain of its directors and executive officers